Exhibit 99.6

CONTINENTAL ENERGY CORPORATION
The "Reporting Issuer" Or The "Company"

FORM 51-101F2
REPORT ON RESERVES DATA BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR

This is a part of the form referred to in item 1 of section 2.1 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Terms for which a meaning is given in NI 51-101 have the same meaning in this form.

REPORT ON RESERVES DATA

This Form 51-101 F2 report is filed concurrently with Forms 51-101 F1 and 51-101 F3.

This Form 51-101 F2 report constitutes a "nil" reserves report because the Company is an exploration stage company and had no oil and gas reserves to report during its fiscal year ended 30 June 2011.

Dated effective October 28, 2011.

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